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VISTA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1998
(U.S. dollars in thousands unless specified otherwise - unaudited)


1.       UNAUDITED INTERIM FINANCIAL INFORMATION

The consolidated financial statements of Vista Gold Corp. (the "Company") for the three months ended March 31, 1998 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the interim financial information set forth herein have been made. The results of operations for interim periods are not necessarily indicative of the operating results of a full year or of future years.

2.       BANK DEBT AND HEDGING FACILITIES

In January 1998, the Company took steps to improve its cash flow and liquidated its forward position in the gold futures market and made plans to temporarily reduce mining activities at the Hycroft mine.

The liquidation of the Company's gold forward position was completed in January 1998, and generated $9.5 million in cash. Net hedging gains resulting from the transaction were $9.3 million, of which $3.2 million was recognized immediately with the balance deferred to subsequent periods. During the quarter ended March 31, 1998, $1.2 million in deferred hedging gains was amortized and at March 31, 1998, the remaining unamortized balance of deferred hedging gains was $4.8 million.

Waste-rock mining was then halted and in August 1998, the Company plans to suspend ore mining. Gold recovery and processing will continue from mined and inventoried ore through 1999 and into 2000.

As a result of these measures, the Company has amended its debt agreement secured by the assets of the Hycroft mine as follows. The Company hedged 90,000 ounces with various maturity dates during 1998 at a gold price of no less than $282 per ounce to ensure a satisfactory cash margin. At March 31, 1998, there were 64,500 hedged ounces outstanding. The repayment terms have been amended and call for the Company to completely retire the debt during 1998. During the first quarter of 1998, the Company paid $4.7 million and reduced the $13.0 million debt to $8.3 million.

3.        COMMITMENTS AND CONTINGENCIES

The Company is committed to U.S. dollar payments under certain operating leases for mining equipment. Future payments under these leases in each of the next five years and in the aggregate are $0.5 million in 1998, at which time the leases terminate. Letters of credit totalling $0.6 million (1997-$0.7 million) have been provided as collateral under these mine equipment operating leases.

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